EXHIBIT 99.10

NATIONAL INSTRUMENT 51-101
DISCLOSURE FOR OIL & GAS ACTIVITIES

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON STREET
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	THOMPSON JEWELL, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0888

CONTACT EMAIL ADDRESS:	thomj@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	December 31, 2007

DATE OF STATEMENT:	March 28, 2008

FORM 51-101F1

STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1. Date of Statement

The effective date of the information being provided in this statement is as at December 31, 2007, and for the year ended December 31, 2007. The preparation date of the information being provided in this statement is March 28, 2008.

For a glossary of terminology and definitions relating to the information included within this statement (including the aforementioned dates), readers are referred to National Instrument 51-101 (“NI 51-101”).

All dollar figures are United States Dollars.

PART 2. Disclosure of Reserves Data

The following is a summary of the oil and natural gas reserves and net present values of future net revenue of Austral Pacific Energy Ltd. and its subsidiaries (the “Company”) as evaluated by Sproule International Limited (“Sproule”), an independent qualified reserves evaluator appointed by the Company pursuant to NI 51-101. The Company has one property with reserves, situated onshore New Zealand, and this property was independently evaluated by Sproule. Readers should note that the totals in the following tables may not add due to rounding.

The estimated future net revenue figures contained in the following tables do not necessarily represent the fair market value of the Company’s reserves. There is no assurance that the forecast price and cost assumptions contained in the Sproule report will be attained and variances could be material. Other assumptions relating to costs and other matters are included in the Sproule report. The recovery and reserves estimates attributed to the Company’s property described herein are estimates only. The actual reserves attributed to the Company’s property may be greater or less than those calculated.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually received will equal or exceed the sum of proved plus probable plus possible reserves.

The Company has adopted the standard measure of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Table 1

Table 1
NI 51-101
Summary of Oil and Gas Reserves
As of December 31, 2007
Forecast Prices and Costs

Reserves

	Light and Medium oil		Heavy Oil		Coalbed Methane		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids

Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)

Proved

Developed Producing	586	503							498	323

Developed Non-Producing	0	0							0	0

Undeveloped	360	308							342	219

Total Proved	946	811							840	542

Probable	786	673							888	572

Total Proved Plus Probable	1,732	1,484							1,728	1,113

Possible	715	608							949	608

Total Proved Plus Probable plus Possible	2,447	2,091							2,677	1,721

Table 2

Table 2
NI 51-101
Summary of Net Present Values of
Future Net Revenue
As of December 31, 2007
Forecast Prices and Costs

Net Present Values of Future Net Revenue

	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (% Year)					Unit Value Before Income Tax Discounted at 10%/Year

	0	5	10	15	20	0	5	10	15	20

Reserves Category	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	$/BOE

Proved

Developed Producing	31,362	29,481	27,841	26,400	25,124	31,362	29,481	27,841	26,400	25,124	50.00

Developed Non-Producing

Undeveloped	18,453	16,548	14,934	13,554	12,365	18,453	16,548	14,934	13,554	12,365	43.35

Total Proved	49,816	46,029	42,775	39,954	37,489	49,816	46,029	42,775	39,954	37,489	47.46

Probable	42,555	35,170	29,481	25,023	21,474	42,555	35,170	29,481	25,023	21,474	38.37

Total Proved Plus

Probable	92,371	81,199	72,256	64,977	58,963	92,371	81,199	72,256	64,977	58,963	43.28

Possible	40,881	30,251	23,031	17,980	14,351	40,881	30,251	23,031	17,980	14,351	32.47

Total Proved Plus

Probable Plus Possible	133,252	111,450	95,287	82,956	73,313	133,252	111,450	95,287	82,956	73,313	40.07

          Reference Item 2.2(2) of Form 51-101F1

          Notes:

•	NPV of FNR include all resource income:

	º	Sale of oil, gas, by-product reserves

	º	Processing third party reserves

	º	Other income

•	Income Taxes

	º	Includes all resource income

	º	Apply appropriate income tax calculations

	º	Include prior tax pools

•	Unit Values are based on net reserve volumes

Table 3

Table 3
Nl 51-101
Total Future Net Revenue
(Undiscounted)
As of December 31, 2007
Forecast Prices and Costs

Reserves Category	Revenue (M$)	Royalties (M$)	Opera- ting Costs (M$)	Develop- ment Costs (M$)	Well Abandon- ment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)

Proved	87,782	12,567	19,717	4,239	1,443	49,816	0	49,816

Proved Plus Probable	160,396	22,998	34,565	8,548	1,914	92,371	0	92,371

Proved Plus Probable Plus Possible	229,195	33,197	52,127	8,548	2,071	133,252	0	133,252

Reference Item 2.2(3)(b) of Form 51-101F1

Table 4

Table 4
NI 51-101
Net Present Value of Future Net Revenue
By Production Group
As of December 31, 2007
Forecast Prices and costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes Discounted at 10%/Year (M$)	Unit Value Before Income Taxes Discounted at 10%/Year $/BOE

Proved	Light and Medium Crude Oil (including solution gas and associated by-products) Heavy Oil (including solution gas and associated by-products) Coalbed Methane Natural Gas (including associated by-products)	42,775	47.46
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products) Heavy Oil (including solution gas and associated by-products) Coalbed Methane Natural Gas (including associated by-products)	72,256	43.28

Proved Plus Probable Plus Possible	Light and Medium Crude Oil (including solution gas and associated by-products) Heavy Oil (including solution gas and associated by-products) Coalbed Methane Natural Gas (including associated by-products)	95,287	40.07

PART 3. Pricing Assumptions

Forecast benchmark reference price and inflation rate assumptions are summarised in Table 5. These prices and pricing assumptions were provided to the Company by its independent reserves evaluators, Sproule International Ltd.

Table 5

Table 5
NI 51-101
Summary of Pricing and
Inflation Rates Assumptions
as of December 31, 2007

Forecast Prices and Costs

Year	TAPIS Malaysia ($US/bbl)	Cheal Natural Gas ($US/Mcf)	Inflation Rate[1] (%/Yr)

Historical
2001			2.0
2002			2.7
2003			2.5
2004			1.3
2005			1.6
2006	70.12		1.5
2007	77.26	2.81	2.0

Forecast
2008	93.61	3.91	2.0
2009	90.09	3.99	2.0
2010	88.81	4.07	2.0
2011	87.02	4.15	2.0
2012	86.59	4.23	2.0
2013	87.22	4.32	2.0
2014	88.97	4.40	2.0
2015	90.75	4.49	2.0
2016	92.56	4.58	2.0
2017	94.41	4.67	2.0
	Escalation rate of 2.0% thereafter

(1)	Inflation rates for forecasting prices and costs.

For the financial year ended December 31, 2007 the Company’s weighted average price received for oil was $79.55 per barrel.

PART 4. Reserves Reconciliation

4.1 Reserves Reconciliation

All changes are for reserves in the Cheal Oil Field, located in New Zealand.

Light & Medium Oil	December 31, 2006	December 31, 2007	Change

Gross proved	1,037 Mbbl	946 Mbbl	-91 Mbbl
Gross probable	785 Mbbl	786 Mbbl	+1 Mbbl
Gross proved plus probable	1,822 Mbbl	1,732 Mbbl	-90 Mbbl
Additional Solution Gas
Gross proved	629 MMcf	840 MMcf	+211 MMcf
Gross probable	597 MMcf	888 MMcf	+291 MMcf
Gross proved plus probable	1,226 MMcf	1728 MMcf	+502 MMcf

The changes to the reserves estimates can be attributed to those factors set out in Table 6:

Table 6

Table 6
Nl 51-101
Reconciliation of Company Gross(1) Reserves (Before Royalty)
by Principal Product Type
As of December 31, 2007
Forecast Prices and Costs1

	Light and Medium Oil					Heavy Oil & Coal Bed Methane & Natural Gas Liquids & Associated and Non-Associated Gas					Natural Gas Solution

Factors	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Possible (Mbbl)	Gross Proved Plus Probable Plus Possible (Mbbl)	Gross Proved (MBOE)	Gross Probable (MBOE)	Gross Proved Plus Probable (MBOE)	Gross Possible (MBOE)	Gross Proved Plus Probable Plus Possible (MBOE)	Gross Proved (MMcf)	Gross Probable (MMcf)	Gross Proved Plus Probable (MMcf)	Gross Possible (MMcf)	Gross Proved Plus Probable Plus Possible (MMcf)

December 31,2006	1,037	785	1,823	717	2,539	—	—	—	—	—	629	597	1,225	656	1,881

Extensions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Technical Revisions	—	—	—	-2	—	—	—	—	—	—	327	291	618	293	912

Discoveries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Dispositions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Production	-92	—	-92	—	-92	—	—	—	—	—	-116	—	-116	—	-116

December 31, 2007	946	786	1,732	715	2,447	—	—	—	—	—	840	888	1,728	949	2,677

(1)	Gross Reserves means the Company’s working interest reserves before calculation of royalties, and before consideration of the Company’s royalty interests.

PART 5. Additional Information Relating To Reserves Data

5.1 Undeveloped Reserves:

All the Company’s proved and probable undeveloped reserves are currently located in the Cheal Oil Field. The Company previously had undeveloped reserves located in the Kahili Field. Both fields are located in New Zealand.

Gross undeveloped reserves were first attributed to the Company as follows:

Product Type	Light & Medium Oil (Mbbls)

Reserves Category	Proved

April 30, 2005	301
December 31, 2005	517
December 31, 2006	1037
December 31, 2007	360

Undeveloped reserves are attributed on the basis of an independent evaluation and reporting by Sproule International Limited. Sproule is an independent consultancy engaged by the Company to evaluate the oil and gas reserves of the Company’s interest.

Optimal development of the Cheal undeveloped reserves indicates the drilling of some 4 additional production wells, establishing a waterflood programme, and possibly undertaking fracture stimulation in the period from 2008 and later. At the date of this report, there is no Company or Joint Venture approval for these activities nor agreed budgets.

5.2 Significant Factors or Uncertainties

See Note 22 (a) to (c) of the Company’s financial statements for the year ended December 31, 2007 for a discussion of some of the important economic factors and significant uncertainties likely to affect the components of the reserves data disclosed herein. In addition, such components may be affected by material fluctuations in commodity prices, material changes to current taxation or royalty rates and/or regulations, the number of, and success rate of, additional appraisal and development wells drilled in the Cheal Oil Field, the need for further wells on more distant sites, and those forward contracts discussed in Item 6.3 of this Report.

5.3 Future Development Costs

Development costs deducted in estimating the reserves data disclosed in Item 2 can be attributed as follows:

New Zealand only:

Reserves Category	Proved	Proved plus Probable

Total	4.2m	8.5m
2008	4.2m	8.5m
2009	—	—
2010	—	—
2011	—	—
2012	—	—

The Company expects development costs to be funded by production revenues and equity financing activities scheduled for 2008. These activities will not have a material effect on the disclosed reserves or future net revenue, except as to expected production. Debt re-structuring activities are underway to ensure that Cheal production and development remain economic.

PART 6. Other Oil and Gas Information

6.1 Oil and Gas Properties and Wells

The Company’s only property with attributed reserves is the Cheal Oil Field, located in onshore New Zealand.

The development of the Cheal Oil Field was approved by the Joint Venture participants in 2006. A mining permit (PMP 38156-01) covering the Cheal Oil Field was granted on July 26, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit following delineation of further reserves. Development of the Cheal Oil Field commenced from August 2006 following approval of the development plan, and grant of the mining permit.

In Q4 2006, four wells (Cheal-B1, B2, B3 and B4) were drilled from a second site, Cheal B, located to the north of the original Cheal (A) site. Cheal-B1, B2 and B3 were completed as producers during early 2007. Cheal B4 was an exploration well targeting Moki, Mt Messenger and Urenui sandstones to the north west of the field’s bounding fault. The well confirmed the presence of hydrocarbon charge outside the currently recognised limits of the field at the two upper levels, increasing confidence in the resource potential of the north western extension of the Cheal Oil Field. This well will be sidetracked in 2008 and completed as a producer.

Construction of the Cheal Production Facilities at the Cheal A site commenced in Q3 2006. Construction was completed in Q3 2007. The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the facilities in September 2007. The facilities are now fully certified and were formally opened on October 8, 2007. Cheal-B1, B2 and B3 were brought into production in December 2007 following the completion of the tie-ins to the pipelines connecting the Cheal B site with the Production Facilities at the Cheal A site.

Commercial arrangements for the transportation, storage, processing and sale of both crude oil and gas production have been completed and are in operation. In 2007, the Cheal Oil Field produced a total of 132,805 barrels of oil (100%). Solution gas produced in association with crude oil production is used to generate electricity for on-site use, with the excess electricity initially being sold into the local grid. The export of excess gas via a pipeline to the Waihapa Production Station commenced in December 2007.

Summary of the wells drilled in the Cheal Oil Field, New Zealand:

Producing – Oil *		Non-Producing – Oil

Gross	Net	Gross	Net
6	4.2	2	1.4

* All Cheal producing wells also produce solution gas.

6.2 Properties with No Attributed Reserves

Kahili. Onshore, Taranaki, New Zealand (1,480 acres gross, 1,258 acres net)

Production from the Kahili Field, located in PMP 38153, has been suspended since November 2004. The Kahili Field contains considerable up dip potential and is to be tested by the drilling of a new well, Kahili-2, in 2008. There is no specific work programme commitment related to the mining permit.

Cardiff. Onshore, Taranaki, New Zealand (7,481 acres gross, 3,358 acres net)

The Cardiff-2A well was deviated out of the Cardiff-2 (Dec 2004) borehole, and drilled (with one sidetrack), during 2005, to a depth of 4,931m (16,178 feet) and successfully logged and cased in preparation for production testing. Three test zones within the Kapuni Formation were hydraulically fractured and perforated. In early 2006, the K1A sands were partially isolated from the McKee sands and a production test commenced to determine the flow rate from the McKee sands. However, the plug used to isolate the K1A sands did not completely isolate the K1A zone, and further work was required to isolate this zone. Flow testing of the McKee zone recommenced in late May 2006. This series of flow and pressure build-up tests indicated an improvement in well productivity. This was reflected in flow rates which at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate.

On the basis that commerciality had been demonstrated from the test of the McKee zone, the grant of PMP 38156 also included the Cardiff Field. The conditions of PMP 38156 require production to commence from the Cardiff Field by July 2008 or otherwise make application for a change of conditions of the permit to reflect this.

In August 2007, field operations re-commenced for the workover of the Cardiff-2A ST1 well, ahead of a flow test of the K3E reservoir interval. The upper McKee Formation was isolated and a drilling rig was mobilised to the site in November 2007. The workover of the Cardiff 2A-ST1 well was completed in January 2008. Testing of the K3E interval commenced in February 2008, and is expected to be completed by April 2008. Results will then be thoroughly evaluated before any forward programme is finalised.

No reserves have yet been assigned to this property.

The Company is the operator of the Cardiff Field. In September 2007 the Company entered into an agreement to acquire all of the shares of International Resource Management Corporation Limited (IRM). IRM held a 19.8% interest in the Cardiff Field. The purchase of the shares of IRM was completed in November 2007. On completion of the purchase of IRM, the Company’s interest in the Cardiff Field increased to 44.9%.

On 8 January 2008, the Company entered into an agreement to purchase from Genesis Energy an additional 5.1% of PEP 38738-02 and PMP 38156-02 (Cardiff) contingent upon Genesis completing the purchase of another participant’s 15.1% interest in these permits.

Stanley. Onshore, Papua New Guinea (83,980 acres gross, 24,352 acres net)

The Stanley-1 well was drilled in 1999. The interpretation of the wireline logs indicated a gas column of 13 metres in the Toro sandstone formation between 3125 metres and 3138 metres. The well was suspended without being flow-tested, given the absence of a readily identifiable market for the gas at that time.

In 2006, PNG Sustainable Energy Limited (PNG SEL) and the PRL 4 Joint Venture entered into a Memorandum of Understanding to evaluate the Stanley Gas Project. At the same time, PNG SEL entered into negotiations to supply power to the Ok Tedi mine. The PNG SEL proposal is to back out the diesel consumption at the mine by replacing it with gas fired power generation utilising gas from the Stanley Field. Under the Stanley Gas Project, PNG SEL would buy Stanley gas for delivery to a power plant to be built immediately adjacent to the PRL 4 surface processing facility. The power would then be exported to the Ok Tedi mine by transmission lines.

In Q4 2007, the Company acquired 43km of 2D seismic, designed to firm up the structural interpretation of the Stanley Field and assist with the selection of a Stanley-2 well location.

Planning for an appraisal programme for the Stanley Field is underway.

The Company assigned operatorship of PRL 4 to InterOil with effect from March 3, 2008. On March 17, 2008, the Company formally accepted an offer from Horizon Oil Ltd of the Company’s licence interests in PRL’s 4 & 5. The offer is subject to the pre-emptive right provisions in the relevant joint venture agreements and PNG government regulatory approvals.

Petroleum retention licences provide for a licence holder to retain the rights to a gas discovery until such time as there is a viable commercial option for the development of the gas field.

The work programme conditions for PRL 4 require the licence holders by 1 September 2008 to: either re-enter and flow test the Stanley-1 well or drill and flow test at Stanley-2 well, undertake FEED studies, conduct an extended production test and apply for a Petroleum Development Licence.

A performance bond of PGK100, 000 (US$36,500) is in place for PRL 4.

Douglas. Onshore, Papua New Guinea (718,770 acres gross, 251,570 acres net)

The Douglas-1 exploration well was drilled in PPL 235 in 2Q 2006. The well tested a large, seismically defined structure in the foreland area of the Papuan Basin. The well reached a total depth of 1978 metres (6340 feet). Wireline logs indicated that the well intersected two gas bearing columns, the first in the Alene sand and the second in the Toro sand. The results obtained from the drilling record, wireline logs and in particular from the Multi Formation Tester, indicate that there are two reservoirs of sweet gas with good deliverability and likely moderate condensate content.

The Douglas discovery is interpreted as a significant gas resource of potentially several hundred billion cubic feet contained in a large structure with a maximum area of over 40 square kilometers (10,000 acres). The discovery is also expected to serve to lower the exploration risk for other identified prospects and leads in the licence.

In the second half of 2006 Upstream Petroleum was engaged to undertake a pre-feasibility study designed to evaluate the options for commercialising the Douglas gas discovery.

The results of the study were received and reviewed in December 2006. The study discusses a range of technologies for commercialising the Douglas gas discovery and identifies several potentially economically viable options. Two of these options, a major longer term market and another smaller scale but more immediate commercialisation opportunity, are now being actively pursued.

In March 2007 the PPL 235 Joint Venture parties entered into a non binding memorandum of understanding with Alcan South Pacific to further investigate the supply of approximately 40 billion cubic feet of natural gas per annum over 20 years to the Gove Refinery in the Northern Territory of Australia.

The Papua New Guinea government issued licence terms for years 5 & 6 (2007 to 2009) of the licence requiring the drilling of one well (expected to be Puk Puk), the drilling of an optional well contingent on the results of the first well and a seismic acquisition requirement. Preparations are underway to drill the required exploration well in 2008.

PPL 235 is operated by Foreland Oil Limited.

It was a condition of the grant of the licence that a performance bond of PGK100, 000 (US$36,500) is in place for PRL 235.

Summary of Wells

Well	Status	Interest	Oil/Gas	Location

Kahili-1B	Suspended	85.00 percent	Gas/condensate	New Zealand
Cardiff-2A	Production Testing	44.90 percent	Gas/condensate	New Zealand
Stanley-1	Plugged and Suspended	28.92 percent	Gas/condensate	Papua New Guinea
Douglas-1	Suspended	35.00 percent	Gas/condensate	Papua New Guinea

6.3 Forward Contracts

The Company is party to three gas contracts, which may preclude full realisation, and may protect from the full effect, of future market prices:

(a)

On 2 April 2003 the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2 million ($1.438 million) to fund the Company’s ongoing exploration programmes. This money was advanced on 3 April 2003 with the Company to deliver NZ$2 million ($1.438 million) of gas to the issuer, under contracts to be negotiated at the then prevailing market rate.

(b)

On 4 February 2004, Arrowhead Energy Limited, a company acquired by the Company on 22 December 2006, entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2.5 million ($1.7 million) to fund Arrowhead’s development programmes. Arrowhead is obliged to deliver NZ$2.5 million ($1.7 million) of gas to the issuer under two gas sales agreements.

(c)

A gas supply agreement for all gas available for sale from the deep formations of PEP 38738. The agreement requires notice to be given when gas becomes available for sale and the estimated quantities available. Genesis Power Limited must give notice within a certain time period of the amount (if any) it wishes to purchase, and the nominated purchase period. The price is specified as a base price (as at March 31, 2004) plus price index adjustments. Any gas not accepted by Genesis Power Limited is available for sale to third parties.

In addition the Company has entered into a series of forward sales agreements for the future sale of crude oil produced from the Cheal Oil Field.

6.4 Additional Information Concerning Abandonment and Reclamation Costs

The Company’s abandonment and reclamation costs are ascertained by estimating the costs using current techniques to fulfil the current obligations in regard to wells that are under appraisal or pending development.

At December 31, 2007, the Company was party to joint ventures that have an obligation to “plug and abandon” a total of 16 (gross; 8.8 net) wells at the end of their useful life. The present value of these obligations have been projected based on an estimated future liability of $2.08 million discounted using credit adjusted risk-free rates of 8.05-17 percent. The costs are expected to be incurred between 2008 – 2020.

$1.08 million of these costs do not relate to the Cheal Oil Field and therefore was not included in Table 3 and in the calculations underlying the data disclosed in Item 2. 78% ($0.85 million) of these additional costs are expected to be payable in the three following fiscal years (2008 to 2010).

6.5 Tax Horizon

The Company currently estimates that income taxes are unlikely to become payable before 2015, subject to current assumptions of production levels and commodity prices.

6.6 Costs Incurred

In the year ending December 31, 2007, the Company made the following expenditures (whether capitalised or charged to expense):

Country	New Zealand	Papua New Guinea

Property Acquisition Costs – Proved properties	—	—
Property Acquisition Costs – Unproved properties	$7.66 million	—
Exploration Costs	$4.19 million	—
Development Costs	$15.3 million	$1.3 million

6.7 Exploration and Development Activities

At December 31, 2007, the Company held net interests equivalent to approximately 0.6 million acres of exploration permits in New Zealand (gross 0.6 million acres) and 0.8 million acres of prospecting and retention licences in Papua New Guinea (gross 2 million acres).

During fiscal 2007, the Company completed the following wells:

Country	New Zealand		Papua New Guinea

	Gross	Net	Gross	Net

Exploratory Wells completed for:
Oil	1	0.70	—	—
Gas	—	—	—	—
Service	—	—	—	—
Dry	1	0.55	—	—
Development Wells completed for:
Oil	3	2.09	—	—
Gas	—	—	—	—
Service	—	—	—	—
Dry	—	—		—

New Zealand

In February 2007 the Company drilled the Ratanui-1 exploration well in PEP 39741 (onshore Taranaki). The well was drilled to a total depth of 2120 metres (6955 feet). The target Mt Messenger and Upper Moki Formation sands were intersected in the well. Wireline logging indicated no economic hydrocarbons and the well was plugged and abandoned.

A 418 km aeromagnetic survey was undertaken in PEP 38524 (offshore Taranaki).

Testing of the K3E zone in the Cardiff-2A ST1 well commenced in February 2008 (PMP 38156-02). The results from the test will be incorporated into planning for the ongoing appraisal of the Cardiff gas discovery.

Papua New Guinea

In October 2007 the Company undertook a 43 km 2D seismic survey (2007 Stanley Seismic Survey) in PRL 4 (onshore – Western Province). The Stanley seismic programme was designed to firm up the structural interpretation of the Stanley Field and assist with the selection of the Stanley-2 well location.

Planning is underway for a re-entry and test of the Stanley-1 well. This is currently scheduled for 2Q 2008.

All properties are subject to work programme requirements, under which the Company and its joint venture participants commit to a certain programme of work in the relevant permit area, each commitment usually being over one year, with an election to commit to further activity or to surrender the permit at that time.

During 2008, the Company anticipates progressing the following programmes:

▪	implement further incremental production from the Cheal field and grow existing production capability;

▪	deliver a programme for the exploration and exploitation of the Mt Messenger formation in the greater Cheal area;

▪	secure a definitive test on the K3E zone, and if successful, prepare plans for the immediate development of the Cardiff field; and

▪	actively promote monetisation of core assets through the likes of drilling and producing from Kahili-2, and divestment of certain of the PNG assets;

A number of these programmes have not yet received joint venture or governmental approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

6.8 Production Estimates

Estimated production volumes are derived from gross proved reserves and gross probable reserves disclosed under Item 2. Figures quoted are net to the Company.

New Zealand: Cheal Field

Light and medium oil	164,699 bbls

6.9 Production History

The Company’s historical production and netback data for the period ended December 31, 2007 is presented below:

	Light and Medium Oil

	Q1	Q2	Q3	Q4	Total Year

New Zealand

Company share of daily production (bbl/day)	128.05	272.00	314.34	293.22	252.88

Average ($/bbl)
Price received	$67.15	$77.57	$75.13	$91.46	$79.55
Royalties	$(3.26)	$(3.69)	$(1.19)	$(8.34)	$(4.21)
Production costs	$(32.96)	$(32.89)	$(33.16)	$(30.06)	$(32.16)

Netback	$30.93	$40.99	$40.79	$53.06	$43.18

Company share of 2007 production - bbls					92,299

Important fields (greater than 20% of total):
Cheal field					92,299

The Company has not had any significant gas production since November 2004 when the Kahili-1B well ceased production. Gas production in 2007 was solely solution gas produced in association with oil from the Cheal field and was largely used for own use (electricity generation on-site) with some small proportion exported as surplus electricity to the national electricity grid system. Gas sales re-commenced in December 2007 from the Cheal field at approximately 200 mscf per day. Minimal gas revenue of $5,772 was earned by the Company in 2007.

Production during February 2008 averaged a rate of 388 mscf gas per day (Company share).